iShares® Gold Trust Micro c/o iShares® Delaware Trust Sponsor LLC 400 Howard Street San Francisco, CA 94105

VIA EDGAR

Ms. Sonia Bednarowski, Esq.

Ms. Susan Block, Esq.

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

June 24, 2021

Re:	Request for Acceleration of Effectiveness iShares® Gold Trust Micro Amendment No. 3 to Registration Statement on Form S-1

File No. 333-253614

Dear Mses. Bednarowski and Block:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), iShares Gold Trust Micro (the "Trust") hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 12:00pm, New York City time, on June 28, 2021, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions or require any additional information with respect to this filing, please contact Clifford R. Cone at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, iShares Delaware Trust Sponsor LLC Sponsor of iShares Gold Trust Micro By: /s/ Paul Lohrey Paul Lohrey Director, President and Chief Executive Officer

cc:	Deepa Damre, BlackRock, Inc.

Marisa Rolland, BlackRock, Inc.

Clifford R. Cone, Clifford Chance US LLP

Jason D. Myers, Clifford Chance US LLP